Filed by CP&L Energy, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: Florida Progress Corporation
                                                   Commission File No. 333-40836

On November 29, 2000, CP&L Energy, Inc. and Florida Progress Corporation issued the following press release and posted it on their web sites.

(CP&L LOGO)                                       (FLORIDA PROGRESS CORPORATION)


MEDIA CONTACTS                                    INVESTOR CONTACTS
KEITH POSTON,                                     BOB DRENNAN,
CP&L Energy                                       CP&L Energy
919/546-6189                                      919/546-7474

MELANIE FORBRICK,                                 GREG BEURIS,
Florida Progress Corporation                      Florida Progress Corporation
727/820-5023                                      727/820-5734


   CP&L Energy Announces Preliminary Results of Florida Progress Shareholder
                                   Elections

RALEIGH, NC and ST. PETERSBURG, FL (November 29, 2000) - CP&L Energy (CP&L) [NYSE: CPL] today reported preliminary results of the Florida Progress shareholder elections received by the exchange agent as of the close of the election period for the CP&L Energy acquisition of Florida Progress Corporation
(FPC) [NYSE: FPC]. The acquisition is scheduled to close November 30, 2000. The following tabulation is provided for general information only and does not represent the final allocations of stock and cash for tendered shares. The amounts include elections for approximately 8.4 million shares that are represented by a guarantee to deliver at a later date. As a result, the final election percentage will likely change from that shown below. The company will issue a final allocation next week.

Elections were received representing approximately 87.3 million shares, or 88.5 percent of the 98.6 million shares of Florida Progress stock outstanding. Approximately 50.0 million shares have elected cash consideration, approximately
36.5 million shares have elected stock consideration, and approximately 800,000 shares elected no preference.

Under the share exchange agreement, Florida Progress shareholders will receive $54 in cash or CP&L common stock, plus one Contingent Value Obligation (CVO) related to cash flows from certain synthetic fuel plants, for each share of FPC stock. Florida Progress shareholders had the

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right to elect cash or CP&L common stock having a value of $54, subject to proration if the elections exceed 65 percent in cash or 35 percent in stock.

The last day of the twenty trading day period used for determining the exchange ratio for the CP&L common stock to be issued was November 22, 2000. Based on the twenty-day period, the average closing sale price per share of CP&L common stock for purposes of calculating the exchange ratio is $40.0813, resulting in an exchange ratio of 1.3473. Therefore, Florida Progress shareholders will receive
1.3473 shares of CP&L Energy common stock for each share of Florida Progress stock that is exchanged for CP&L Energy common stock rather than cash. The actual number of shares and/or amount of cash received by each Florida Progress shareholder will depend upon their elections and any proration.

For the Florida Progress shareholders that have made a valid election, the exchange agent, EquiServe Trust Company, will mail the exchange consideration (cash and/or stock) by mid December. Approximately one week thereafter, the security registrar for the Contingent Value Obligations (CVOs), Chase Mellon Shareholder Services, will mail account statements representing the CVOs to each Florida Progress shareholder.

Florida Progress is a FORTUNE 500 diversified electric utility holding company based in St. Petersburg, Florida. Its principal subsidiary is Florida Power, one of the nation's leading electric utilities committed to serving its 1.4 million customers in Florida with competitively priced energy, excellent reliability, and outstanding customer service. Diversified operations include telecommunications, rail services, marine operations, and coal mining and synthetic fuel production. Additional information about Florida Progress can be found at http://www.fpc.com.

Headquartered in Raleigh, N.C., CP&L Energy, through its subsidiary Carolina Power & Light, provides electricity and energy services to 1.2 million customers in North Carolina and South Carolina and provides natural gas, through its subsidiary NCNG, to about 166,000 customers in eastern and southern North Carolina. CP&L Energy's non-regulated operations include Energy Ventures, which owns interests in two synthetic fuels plants, Caronet, the company's fiber optic assets, statusgo.com, an Internet-related service business, and Strategic Resource Solutions (SRS), an integrated facility and energy management solutions company. Additional information on CP&L Energy can be found at http://www.cplc.com.

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the company's ability to control or estimate precisely. Factors include, but are not limited to, actions in the financial markets, actions of regulatory agencies, weather conditions, economic conditions in the company's service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the companies' SEC reports.

                                      # # #

                         [End of text of press release]


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In connection with the share exchange between CP&L Energy and Florida Progress,
CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. The definitive joint proxy statement/prospectus was first mailed on or about July 11, 2000 to shareholders of CP&L Energy and Florida Progress. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P. O. Box 14042 (CX1H), St. Petersburg, Florida 33733, telephone:
(800) 937-2640.